ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

Via Correspondence and E-mail

December 5, 2024

Michael Rosenberg

Attorney - Adviser

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RosenbergMi@sec.gov

Re:	Pacific Life Insurance Company
Response to SEC comments on Registration Statement on Form N-4 for Pacific Protective Growth limited premium registered index-linked deferred annuity (File No. 333-282283)

Dear Mr. Rosenberg,

Pacific Life Insurance Company (the “Company,” “we,” and “our”) is providing responses to the comments received from the SEC staff (“Staff”) on December 3, 2024, in connection with the above-referenced pre-effective amendment to the registration statement on Form N-4, file no. 333-282283 (the “Registration Statement”), for certain limited premium registered index-linked deferred annuity contracts titled “Pacific Protective Growth,” filed by the Company on November 22, 2024, under the Securities Act of 1933, as amended.

We have restated each of the Staff’s comments below and followed each comment with the Company’s response. The Company will file this letter as correspondence filing via Edgar, and we will e-mail the Staff a courtesy copy. As agreed in our conversation, we will implement the changes in a subsequent 497 filing immediately after the Staff deems the registration statement effective.

Comments

1.	In Appendix A: Interest Crediting Options Under the Contract, please state in a footnote or narrative after the table that if an investor exercises Performance Lock, they will not earn Index interest, but the Company will credit a fixed rate of interest until the end of the Term equal to the ILO Budget Rate subject to a 0% minimum guarantee.

Response: Revisions have been made to address the Staff’s comments.

2.	In Appendix A: Interest Crediting Options Under the Contract, Pursuant to Form N-4, Item 17(b), please change the heading in the far-right hand column from “Guaranteed Minimum Crediting Strategy (for the life of the ILO)” to instead state:

Minimum Limit on Index Gain (for the life of the Index-Linked Option)

Response: Revisions have been made to address the Staff’s comments.

3.	In accordance with the Comment above, please revise references in the prospectus and SAI from “Guaranteed Minimum Crediting Strategy Rate (for the life of the ILO)” to instead state, “Minimum Limit on Index Gain (for the life of the ILO).”

Response: Revisions have been made to address the Staff’s comments.

We appreciate the Staff’s review of and comments on this filing. If you have any questions or concerns, please do not hesitate to contact the undersigned at (949) 219-3268.

Sincerely,

/s/ Alison Ryan
Alison Ryan
AVP & Managing Assistant General Counsel II
Pacific Life Insurance Company